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                                                                     EXHIBIT 8.1
                      [Letterhead of Holland & Hart LLP]

                               January 17, 2000



Board of Directors
Carbon Energy Corporation
1700 Broadway, Suite 1150
Denver, CO  80290

     Re: Carbon Energy Corporation's Acquisition of Common Stock of CEC Resources Ltd. in Exchange for Carbon Energy Corporation Voting Stock

Gentlemen:

     This letter is in response to your request for our opinion concerning the U.S. federal income tax consequences of Carbon Energy Corporation's ("Carbon") acquisition of common stock of CEC Resources Ltd. ("CEC") in exchange for Carbon voting stock. As described below, Carbon will effectuate such exchange by offering to exchange one share of Carbon common stock for each share of CEC stock. This exchange offer will be open to all holders of CEC common stock.

     The factual context of the Exchange Offer is generally described below and in more detail in the draft Form S-4 Registration Statement to be filed by Carbon with the Securities and Exchange Commission ("SEC") on or about October 22, 1999 (the "Registration Statement") and representation letters from CEC and Carbon to us dated October 20, 1999 (the "Representation Letters").

     General Factual Context
     -----------------------

     CEC is a publicly traded Canadian corporation organized under the laws of Alberta. Yorktown Energy Partners III, L.P. ("Yorktown") is a limited partnership organized under the laws of Delaware. Carbon is a U.S. corporation organized under the laws of Colorado. Yorktown formed Carbon for the purposes of facilitating the following transactions.

     On August 11, 1999, CEC entered into a Stock Purchase Agreement with Bonneville Pacific Corporation, under which CEC agreed to purchase all outstanding shares of Bonneville Fuels Corporation ("BFC") for $23,857,951 in

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Carbon Energy Corporation
Board of Directors
January 17, 2000
Page 2

cash, subject to certain adjustments, with debt, less working capital, of approximately $6,500,000 remaining at BFC. The Stock Purchase Agreement provided for the assignment of CEC's rights and obligations thereunder to Carbon as an affiliate of Yorktown.

     On October 14, 1999, Carbon, CEC and Yorktown entered into an Exchange and Financing Agreement. Under the Exchange and Financing Agreement, each of Carbon, CEC and Yorktown agreed that, as part of an overall plan to contribute cash, securities and other property to Carbon by CEC, Yorktown and CEC shareholders: (1) CEC would assign its rights under the BFC Stock Purchase Agreement to Carbon; (2) Yorktown would purchase 4,500,000 shares of Carbon common stock for $24,750,000 (in order, in large part, to provide equity financing for the total purchase price of the BFC shares under the Stock Purchase Agreement); and (3) Carbon would make an offer to all shareholders of CEC to exchange one share of Carbon common stock for each outstanding share of CEC common stock (hereinafter referred to as the "Exchange Offer").

     You have requested our opinion as to whether the Exchange Offer described above is a taxable transaction for U.S. federal income tax purposes.

     Assumptions, Qualifications and Conditions
     ------------------------------------------

     Our opinion as set forth below is based upon a number of assumptions, qualifications and conditions. If any of these assumptions, qualifications or conditions is not accurate or satisfied, the opinion set forth below could change or be withdrawn. These assumptions, qualifications and conditions are as follows:

     1. The Exchange Offer will be effectuated in accordance with the executed Exchange and Financing Agreement, as amended, between Carbon, CEC and Yorktown dated October 14, 1999 pertaining to the Exchange Offer, and all other documents entered into in connection with the Exchange and Financing Agreement (the "Transaction Documents");

     2. All Transaction Documents have been or will be properly executed and are valid, binding and enforceable in accordance with their terms, and all copies of such documents provided to us are accurate reproductions of the originals;
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Carbon Energy Corporation
Board of Directors
January 17, 2000
Page 3

     3. The Exchange Offer and related transactions will take place as described in the Transaction Documents and in the Registration Statement, and the facts described in those documents are accurate, complete and will not materially change, and the conduct of the parties is and will be materially consistent with those facts; and

     4. The representations as to factual matters made to us in the Representation Letters, which we have not independently verified, and the factual matters described in the Registration Statement, which have not been independently verified, are true, complete and accurate in all material respects.

     Our opinion is based on the existing Sections of the Code,/1/ applicable Treasury Regulations issued thereunder, the official published interpretations of those provisions by the Internal Revenue Service and the courts, and other administrative pronouncements of the Internal Revenue Service, all of which are subject to change, which changes could be applied retroactively. If the applicable law changes, our opinion may be different. Moreover, the IRS or a court may disagree with the conclusions expressed herein.

     Opinion Not a Guarantee of Favorable Results
     --------------------------------------------

     Any tax planning of consequence involves inherent risk. Our opinion set forth below merely constitutes our best legal judgment based upon the facts, the assumptions, and qualifications and the conditions set forth above. Our opinion is not binding on the Service or the courts, and our opinion does not constitute "insurance" or a guarantee that our conclusion is correct. Rather, the Service may challenge the positions set forth below and the courts may uphold that position.

     Opinion
     -------

     Subject to the assumptions, conditions and qualifications described above, and based on existing federal income tax law, it is our opinion that, for U.S. federal income tax purposes, assuming that Carbon acquires 80% of the outstanding CEC stock pursuant to the Exchange Offer, the Exchange Offer will be treated as a tax-free reorganization under Section 368(a)(1)(B) of the
____________________
/1/ All Section references are to the Internal Revenue Code of 1986, as amended, unless otherwise specified.

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Carbon Energy Corporation
Board of Directors
January 17, 2000
Page 4

Code. Furthermore, the Exchange Offer likely constitutes a tax-free transfer of property to Carbon by the holders of CEC common stock governed by Section 351 of the Code.

      The undersigned hereby consents to: (i) filing this opinion as Exhibit 8.1 to the Registration Statement; and (ii) using its name in the Registration Statement under the caption "LEGAL MATTERS."

                                        Very truly yours,


                                        Holland & Hart LLP